

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2025

Brian E. Cabrera
Chief Administrative Officer
Quantum Corporation
224 Airport Parkway, Suite 550
San Jose, California 95110

    Re: Quantum Corporation
        Registration Statement on Form S-1
        Filed January 27, 2025
        File No. 333-284528

Dear Brian E. Cabrera:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: James J. Masetti